September 2, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Amendment No. 3 to Registration Statement on Form F-4
Filed August 29, 2016
File No. 333-211405

Amendment No. 2 to Schedule 13E-3 filed by Enersis Américas S.A., et al.
Filed August 29, 2016
File No. 005-89569

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith is Amendment No. 4 (“Form F-4 Amendment No. 4”) to the Registration Statement on Form F-4 of Enersis Américas that was initially filed on May 17, 2016 (the “Registration Statement”) and Amendment No. 3 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 3”) that was initially filed on July 15, 2016 (“Schedule 13E-3”), by Enersis Américas, Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A. (the “Enel Filing Persons”).

This letter also responds to comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 1, 2016 in connection with Amendment No. 3 to the Registration Statement filed on August 29, 2016 and Amendment No. 2 to the Schedule 13E-3 filed on August 29, 2016. Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses.

References to “we”, “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Form F-4 Amendment No. 4 or the Schedule 13E-3 Amendment No. 3, as applicable.

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Securities and Exchange Commission	-2-	September 2, 2016

Schedule 13E-3

1.	We note your response to comment 1; however, as discussed in our telephone call with you, we believe that shareholders evaluating the prospectus need to be advised of the board’s fairness determination of the transaction as a whole, including all of their options to participate: merger, dissenters’ withdrawal rights and tender offer. Therefore, please revise the disclosure in the prospectus to include a discussion of the fairness of the transaction as a whole pursuant to Item 1014 of Regulation M-A, including a discussion of the tender offer and dissenters’ withdrawal rights as alternatives. Expand the discussion of fairness throughout the prospectus, and in particular, in the Special Factors section accordingly.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in Form F-4 Amendment No. 4 to include additional disclosure regarding the fairness of the tender offers and the statutory merger dissenters’ withdrawal rights, in addition to the merger, to the unaffiliated shareholders of Endesa Américas. In particular, see the following sections in Form F-4 Amendment No. 4: (i) “Special Factors—Endesa Américas—Position of Endesa Américas as to the Fairness of the Tender Offers” and “—Position of Endesa Américas as to the Fairness of the Statutory Merger Dissenters’ Withdrawal Rights” and (ii) “Special Factors—Enersis Américas—Position of the Enel Filing Persons as to the Fairness of the Tender Offers” and “—Position of the Enel Filing Persons as to the Fairness of the Statutory Merger Dissenters’ Withdrawal Rights”.

Registration Statements on Form F-4 General

2.	Revise generally throughout to reflect the increase to the tender offer price.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure throughout Form F-4 Amendment No. 4 to reflect the increase in the tender offer price from Ch$285 to Ch$300 per share of Endesa Américas.

Securities and Exchange Commission	-3-	September 2, 2016

Special Factors, page 27

3.	We note your response to comment 11. Please describe in greater detail the Chilean legal requirements regarding related-party transactions that allow you to consider this transaction as being conducted at an arm’s length basis.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure under “Special Factors—Background of the Reorganization, the Merger and the Tender Offer” in Form F-4 Amendment No. 4 to describe the key Chilean legal requirements regarding related-party transactions, which are contained in Article 147 of the Chilean Companies Act.

4.	We note your response to comment 12. Please tell us whether the three preliminary reports you refer to in your response were the only outside-party reports considered by the respective Boards in determining the preliminary exchange ratios. In this regard, we note the disclosure in the Form F-4 filed on May 17, 2016 that Rafael Malla O. was appointed as an independent appraiser for Enersis Americas and the references to his report in the opinion of Santander Chile S.A included in this amendment. Please also revise the Special Factors section to disclose the delivery of the preliminary reports to the respective boards of directors and describe in greater detail how the boards of directors considered the preliminary reports in determining the preliminary exchange ratios.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in Form F-4 Amendment No. 4 to include disclosure of the preliminary referential report and presentation delivered on October 30, 2015 to the Board of Directors of Enersis Américas by Rafael Malla O., the independent appraiser engaged by the Board of Directors of Enersis Américas in connection with the estimated value and the estimated merger exchange ratio ranges of the merging companies prior to approval of the Spin-Offs in December 2015. A separate independent appraiser was engaged by the Board of Directors of Enersis Américas in May 2016 in connection with the Merger. See “Special Factors—Enersis Américas—Summary of Preliminary Referential Report of Prior Independent Appraiser of Enersis Américas (Rafael Malla)” for a summary of Mr. Malla’s preliminary referential report, as well as disclosure of the other information required by Item 1015(b) of Regulation M-A related thereto. In addition, Enersis Américas has filed the relevant reports and presentations as exhibits to the Schedule 13E-3. Enersis Américas supplementally confirms that the preliminary reports of Mr. Becker and Tyndall, with respect to Endesa Américas, and of Mr.

Securities and Exchange Commission	-4-	September 2, 2016

Malla and Credicorp Capital, with respect to Enersis Américas, were the only outside party reports considered by the respective Boards of Directors of Endesa Américas and Enersis Américas in determining the preliminary merger exchange ratios.

Enersis Américas has also revised the disclosure under “Special Factors—Background of the Merger” in Form F-4 Amendment No. 4 to include disclosure of the delivery of the preliminary reports to the Boards of Directors of Endesa Américas and Enersis Américas on November 5, 2015 and the consideration by the Boards of the preliminary reports in determining the preliminary estimated ranges of the merger exchange ratios announced by the Boards that same date. As described in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 4, on November 24, 2015, in response to the November 2015 SVS Letters, which among other things, required the companies to establish the specific merger exchange ratios, the Boards of Directors of Endesa Américas and Enersis Américas established the preliminary estimated merger exchange ratios which were presented to shareholders.

5.	We note your response to comment 19; however your revised disclosure does not reflect that the Board of Directors for Endesa Americas considered, reviewed, and adopted the analyses and opinions of Deutsche Bank, Mr. Becker, Santander Chile, and Tyndall as you state in your response. Please revise or advise.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure under “Special Factors—Endesa Américas—Position of Endesa Américas as to the Fairness of the Merger” in Form F-4 Amendment No. 4 to include disclosure that the Board of Directors of Endesa Americas considered, reviewed and adopted the analyses and opinions of Deutsche Bank, Colin Becker, Santander Chile and Tyndall, which was inadvertently omitted from the prior filing.

Summary of Deutsche Bank Securities Inc.’s Fairness Opinion, page 55

6.

We note your response to comment 22; however we re-issue the comment because it is not clear that “holders of Endesa Americas shares other than Enersis Americas and their affiliates” has the same meaning as “unaffiliated shareholders of Endesa Americas.” For example, you disclose on page 148 that Chief Financial Officer, Raul Arteaga, owned 11,603 shares of Endesa Americas common stock as of August 26, 2016. Such person would not be considered an unaffiliated shareholder of Endesa Americas, but he falls outside the definition of

Securities and Exchange Commission	-5-	September 2, 2016

persons captured by the definition “holders of Endesa Americas shares other than Enersis Americas and their affiliates.” Please revise or advise.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas respectfully believes that, while the universe of shareholders defined by “holders of Endesa Américas shares other than Enersis Américas and their affiliates” may include certain affiliates of Endesa Américas, such universe of shareholders necessarily includes all of the unaffiliated shareholders of Endesa Américas. Therefore, the fact that the Deutsche Bank fairness opinion addresses fairness with respect to holders of Endesa Américas shares other than Enersis Américas and their affiliates does not affect Endesa Américas’ reliance on such opinion in making its fairness determination with respect to all unaffiliated shareholders of Endesa Américas.

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Securities and Exchange Commission	-6-	September 2, 2016

Should you have any questions or comments concerning the Form F-4 Amendment No. 4 or the Schedule 13E-3 Amendment No. 3, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Javier Galán
Paolo Pirri